Exhibit 21.1
SUBSIDIARIES OF PRIVATE BUSINESS, INC.
Goldleaf Insurance, LLC (formerly named Private Business Insurance, LLC), a Tennessee limited liability company
Towne Services, Inc., a Georgia corporation
Forseon Corporation, a Delaware corporation
Captiva Financial Solutions, LLC, a Tennessee limited liability company
Goldleaf Technologies, Inc., a Delaware corporation
Goldleaf Leasing, LLC (formerly named KVI Capital, LLC), a Tennessee limited liability company